EXHIBIT 12.01

NRG ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2016	2015	2014	2013(a)	2012(a)
	(in millions except ratio)
Earnings:
(Loss)/income from continuing operations before income tax	$(875)	$(5,094)	$135	$(634)	$(12)
Less:
Distributions and equity in earnings of unconsolidated affiliates	54	37	49	84	2
Impairment charge on equity method investment	268	56	—	99	2
Capitalized interest	(43)	(30)	(29)	(130)	(140)
Add:
Fixed charges	1,121	1,173	1,255	1,037	864
Amortization of capitalized interest	21	21	20	14	11
Total Earnings:	$546	$(3,837)	$1,430	$470	$727

Fixed Charges:
Interest expense	$1,057	$1,139	$1,228	$932	$671
Interest capitalized	43	30	29	130	140
Amortization of debt issuance costs	38	37	35	33	32
Amortization of debt (premium)/discount	(34)	(48)	(50)	(67)	9
Approximation of interest in rental expense	17	15	13	9	12
Total Fixed Charges:	$1,121	$1,173	$1,255	$1,037	$864
Ratio of Earnings to Combined Fixed Charges	0.49	(3.27)	1.14	0.45	0.84

(a)         The ratio coverage for the year ended December 31, 2016, 2015, 2013, and 2012 was less than 1:1.  NRG would have needed to generate additional earnings of $575 million, $5,010 million, $567 million, and $137 million, respectively, to achieve a ratio coverage of 1:1 for those years.